UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ALLOGENE THERAPEUTICS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
019770 10 6
(CUSIP Number of Class of Securities)
David Chang, M.D., Ph.D.
President and Chief Executive Officer
Allogene Therapeutics, Inc.
210 East Grand Avenue
South San Francisco, California 94080
(650) 457-2700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

Copies to:

Charles J. Bair Asa M. Henin Cooley LLP 4401 Eastgate Mall San Diego, CA 92121 (858) 550-6000	Veer Bhavnagri General Counsel Allogene Therapeutics, Inc. 210 East Grand Avenue South San Francisco, CA 94080 (650) 457-2700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note
This Amendment No. 2 amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on June 21, 2022 by Allogene Therapeutics, Inc. (the “Company”), as amended and supplemented by Amendment No. 1 dated and filed July 12, 2022, in connection with its offer to exchange on the terms and subject to the conditions set forth in the Offer to Exchange Eligible Options for New Options dated June 21, 2022 (the “Exchange Offer”).
This Amendment No. 2 is the final amendment and is being made to report the results of the Exchange Offer and to amend and supplement Item 4(a) (Material Terms) of the Schedule TO to report such results. Except as set forth herein, no changes have been made to the Schedule TO. This Amendment No. 2 should be read in conjunction with the Schedule TO and the Exchange Offer. All capitalized terms used herein have the same meanings as given in the Exchange Offer.
Item 4.         Terms of the Transaction.
Item 4(a) (Material Terms) of the Schedule TO is hereby amended and supplemented by adding the following information:
The Exchange Offer expired at 9:00 p.m., Pacific Time, on Tuesday, July 19, 2022. Pursuant to the Exchange Offer, 199 Eligible Holders elected to exchange, and the Company accepted for cancellation, Eligible Options to purchase an aggregate of 3,666,600 shares of the Company’s common stock (“Common Stock”), representing approximately 93.5% of the total shares of Common Stock underlying the Eligible Options. On July 19, 2022, immediately following the expiration of the Exchange Offer, the Company granted New Options to purchase 3,666,600 shares of Common Stock, pursuant to the terms of the Exchange Offer and the Equity Plan. The exercise price of the New Options granted pursuant to the Exchange Offer was $13.31 per share, which was the closing price of the Common Stock on The Nasdaq Global Select Market on the grant date of the New Options. The vesting terms of the New Options are described in detail in the Exchange Offer.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALLOGENE THERAPEUTICS, INC.

By:	/s/ David Chang
David Chang, M.D., Ph.D.
President and Chief Executive Officer
Dated: July 20, 2022